MEDICAL ALARM CONCEPTS HOLDINGS, INC.

200 West Church Road, Suite B, Kind of Prussia, PA 19406

Phone Number: (877) 639-2929

Fax Number: (610) 872-9066

May 1, 2013

VIA EDGAR SUBMISSION AND ELECTRONIC MAIL

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Attention: Brandon Hill

Re:	Letter dated April 30, 2013 from Mr. Larry Spirgel, Assistant Director
Medical Alarm Concepts Holdings, Inc., a Nevada corporation (the “Company”)
Preliminary Information Statement on Schedule 14C
Filed April 18, 2013
File No. 333-153290

Dear Mr. Hill:

We are in receipt of your letter, dated April 30, 2013 (the “SEC Comment Letter”), with respect to the above-referenced filing of the Company with the Securities and Exchange Commission (the “SEC”), the original Preliminary Information Statement on Schedule 14C (the “Original Filing” or “Preliminary Information Statement”). We have reviewed the comments of the SEC Staff in Assistant Director Spirgel’s letter dated April 30, 2013 and offer the following responses.

Contemporaneous with the transmission of this letter, the Company is filing Amendment No. 1 to the Preliminary Information Statement (“Amendment No. 1”). As more fully noted below, Amendment No. 1 revises and supplements the disclosures made in the Original Filing based on certain portions of the comment set forth in the SEC Comment Letter. Also noted below are the Company’s reasons for not making changes, nor providing further disclosures, in response to other portions of the comments in the SEC Comment Letter. To aid the Staff’s review of this information, we have included the Staff’s comments in the SEC Comment Letter in italics and the Company’s responses in standard print, and have referenced all of our responses to the numbering in the SEC Comment Letter.

General

1. We note that you have obtained approval for the actions contemplated by this preliminary information statement pursuant to a written consent of stockholders holding an aggregate of 51% of the voting power of your company as of the record date. Please tell us in your response how such consent was obtained. Identify each stockholder who executed the written consent and tell us such stockholder’s relationship to the company. Please also explain how the stockholders’ consent was obtained in a manner that was exempt from the proxy solicitation rules.

U.S. Securities and Exchange Commission
May 1, 2013

Response No. 1

During the spring of 2013, a small group of stockholders (the “Stockholder Group”) approached the senior management of the Company seeking to provide assistance in the form of additional financing in order to help the Company to maintain current revenue growth trajectories and to acquire additional inventory to meet growing demand. The Company did not solicit the Stockholder Group or any of its members. The Stockholder Group suggested to the Company that it would be beneficial to the Company to increase the authorized shares of the Company's common stock to be able to accept additional funding for maintaining current revenue growth trajectories and acquiring additional inventory to meet growing demand. In addition, the Stockholder Group wanted more transparency in the Company’s financial statements and for the Company to become current in its Exchange Act reporting and noted that because the Company did not have sufficient cash at hand to retain the service providers necessary (i.e., legal and accounting professionals) to assist the Company in preparing and filing all delinquent reports in order to become current in its Exchange Act reporting and become more transparent, the Stockholder Group suggested to the Company that it would be in best interests of the Company and its shareholders to increase the number of authorized shares of the Company’s common stock to raise capital needed to meet such regulatory requirements. Therefore, the Stockholder Group encouraged the Company to take the steps necessary to obtain the approval of Company stockholders for an increase of authorized shares of the Company’s common stock. Further, JTT-EMS LTD and current stockholders approached the Company to express their interest in investing approximately $330,000 during the winter of 2012 and the spring of 2013. Since the Company's regularly scheduled annual meeting of stockholders would not be held until the fall of 2013 and the Company and the Stockholder Group wished to take advantage of the opportunity to raise capital prior to that time for the reasons described above, the Stockholder Group offered to execute a written consent to authorize an increase of authorized shares of the Company's common stock.

Accordingly, the Company’s Board of Directors adopted a resolution to take action by written consent of stockholders without a meeting to amend the Company’s Articles of Incorporation to increase the authorized shares of the Company’s common stock from 800,000,000 shares to 1,400,000,000 shares (the “Authorized Share Increase” or “Amendment”). Subsequently, copies of a Stockholders Consent Resolution were provided via electronic mail or U.S. mail delivery to stockholders by the Stockholder Group who had approached the Company’s management asking for the Company to take steps to increase its authorized common stock shares. The stockholders signed the Stockholders Consent Resolution and returned the signed signature pages to the Company via U.S. mail, facsimile or electronic mail as suggested by Stockholder Group and permitted by the Nevada Revised Statutes (“NRS”) § 78.320. The Stockholders Consent Resolution was in writing, no formal or other notice of a stockholders’ meeting was given and no formal meeting was called or held, all as provided in NRS § 78.320 3 and the Company’s duly adopted Bylaws.

U.S. Securities and Exchange Commission
May 1, 2013

The Company consistently has approximately 1,700 stockholders. The consenting group consisted of 62 of the Company’s stockholders as of record date who executed the Stockholders Consent Resolution. The following table sets forth information about the 62 stockholders who executed the Stockholders Consent Resolution and their relationship to the Company:

Stockholder’s Name	Common Stocks Held	Relationship to Company
Ronnie Adams	14,500,000	CEO, Director, Stockholder
Alyce Adams	3,125,000	Relative of CEO, Stockholder
Norelle Adams	3,125,000	Relative of CEO, Stockholder
Summer Fatzinger	3,426,875	Relative of CEO, Stockholder
Allen Polsky	7,550,000	Director, Stockholder
Candace Polsky	584,375	Relative of Director, Stockholder
Jennifer Loria	5,550,000	Company Employee, Stockholder
Usa Pungmuang	31,312,189	Stockholder
Joseph Noel	1,801,000	Stockholder
Biotech Development	26,256,449	Stockholder
Brian McInerney	800,000	Stockholder
Dean Gardner	3,500,000	Stockholder
David Rabinowitz	14,774,000	Stockholder
David Kubovsak	9,828,970	Stockholder
Brian Murphy	31,778,271	Stockholder
Congregation Tifers	3,846,154	Stockholder
Michael Fisher	5,000,000	Stockholder
Alexander Lowinger	1,538,462	Stockholder
Micheal Aaron Fisher	2,500,000	Stockholder
Asher Frenkel	7,425,000	Stockholder
Mandel Blobstein	1,500,000	Stockholder
Paul Hepler	38,336,667	Stockholder
Sheena Kong	2,500,000	Stockholder
Robert McGuire	10,750,000	Stockholder
Oberal International	20,000,000	Stockholder
Thomas Shea	9,200,000	Stockholder
Tangiers, LLC	10,000,000	Stockholder
VIA LLC	7,500,000	Stockholder
Kathy Zuniga	8,500,000	Stockholder
Whalehaven Capital	11,500,000	Stockholder
Jenny Xi	1,000,000	Stockholder
Norma Hawker	8,396,865	Stockholder

U.S. Securities and Exchange Commission
May 1, 2013

Carrier Snyder	2,100,000	Stockholder
Steve Bruce Zober	1,250,000	Stockholder
Earl Taylor	1,597,661	Stockholder
ACT Labs	4,000,000	Stockholder
Ron Zito	1,250,000	Stockholder
Donna Martin	1,250,000	Stockholder
Samuel Dizon	1,613,000	Stockholder
Timothy Cummins	2,675,000	Stockholder
Don Clinansmith	5,420,509	Stockholder
Juanita Hernandaz	1,400,000	Stockholder
Robyn Lee Mitchell	2,657,426	Stockholder
Kenneth Dean Nisbet	9,000,000	Stockholder
Gayle Olson	3,022,730	Stockholder
Brian Stone	1,600,000	Stockholder
Suzann Gannon	2,500,000	Stockholder
Crestini Santini	1,500,000	Stockholder
Lewis Cohen	2,307,692	Stockholder
Paul Kelly	1,303,872	Stockholder
Quinn Ruelle	4,000,000	Stockholder
John Carver	8,200,000	Stockholder
Dominic Verdile	1,622,200	Stockholder
Thomas Ruggio	1,170,000	Stockholder
Two Way Ventures	900,000	Stockholder
Chad Christer	2,400,000	Stockholder
Nick Cannone	1,100,000	Stockholder
Maribeth Kimble	1,168,750	Stockholder
Louis Hoff	27,000,000	Stockholder
Joseph Yanotka	584,375	Stockholder
John Kabage	5,184,578	Stockholder
Anthony Tomasino	1,761,000	Stockholder

Total common stock shares owned by stockholders who executed the written consent	408,944,070	Stockholder Group

Total number of common stock shares outstanding		800,000,000

Percentage of Stockholder Group voting power		51.12%

U.S. Securities and Exchange Commission
May 1, 2013

The Company did not request any proxy from the Stockholder Group or any of its members and the communications relating to the Stockholders Consent Resolution were limited to a very small percentage of the total number of stockholders as of the record, all of which were either members of the Stockholder Group or larger stockholders known to the members of the Stockholder Group and identified to the Company by the Stockholder Group. Accordingly, the Company believes that the Stockholders Consent Resolution was obtained in a manner that was exempt from the proxy solicitation rules.

Increase in the Number of Authorized Shares

2. Please disclose the aggregate number of shares issued in your recent private placement, including shares issued to JTT-EMS LTD. Please clarify whether you have a sufficient number of shares authorized to cover the issuance of common stock in that private placement. Please disclose per share price and closing date of such private placement.

Response No. 2

The Company has revised the Preliminary Information Statement in Amendment No. 1 to disclose the aggregate number of shares to be issued in the referenced private placement, including shares issued to JTT-EMS LTD, and to reflect the fact that because the Company does not have a sufficient number of shares authorized to cover the issuance of common stock in the referenced private placement until the Amendment is effective, zero shares have been issued aggregate in the referenced private placement. The Company has also revised the Preliminary Information Statement in Amendment No. 1 to disclose that once the Amendment is effective and the number of authorized shares of Common Stock has been increased as provided for in the Authorized Share Increase, the aggregate number of shares issued in the referenced private placement, including shares issued to JTT-EMS LTD and associated companies will be approximately 433,941,000 shares of the Company’s Common Stock and as a result of such issuance, the corresponding stockholders will own approximately 31% of the outstanding shares of the Company’s Common Stock.

The Company has revised the Preliminary Information Statement in Amendment No. 1 to disclose per share price and closing date of the referenced private placement to reflect that the per share price of the referenced private placement was $0.00058 per share and that the initial closing date of the referenced private placement was March 31, 2013. Amendment No. 1 also reflects that because the Company does not have a sufficient number of shares authorized to cover the issuance of common stock in the referenced private placement as of the initial closing date, the closing date of the referenced private placement has been extended to July 15, 2013.

3. We note your disclosure that your increase in authorized is necessary to “satisfy its obligations with respect to the issuance of shares of Common Stock to the investors, meet regulatory requirements, meet requirements for debt conversions, maintain current revenue growth trajectories, acquire inventory to meet growing demand, and to ensure adequate working capital.” Please disclose the aggregate number of shares that are issuable upon conversion of your outstanding debt. In addition, please expand your disclosure to address why additional shares are necessary to meet regulatory requirements, maintain current revenue growth trajectories, acquire inventory to meet growing demand, and to ensure adequate working capital.

U.S. Securities and Exchange Commission
May 1, 2013

Response No. 3

The Company has revised the Preliminary Information Statement in Amendment No. 1 to clarify that the Company is unable at this time to determine the aggregate number of shares that are issuable upon conversion of its outstanding debt. As disclosed in the Original Filing and disclosed in a press release dated April 3, 2013, the management of the Company is currently negotiating with debt holders to cancel large portions of the Company’s outstanding debt. The Company will disclose the aggregate number of shares that are issuable upon conversion of its outstanding debt to stockholders by filing a Form 8-K upon completion of these negotiations. Furthermore, the Company’s disclosure of the estimate of the aggregate number of shares that are issuable upon conversion of its outstanding debt will likely be more accurate and relevant at a time more proximate to the Company at that time. For example, the shares that are issuable to debt holders may change as a result of negotiated settlements and, consequently, disclosure provided in the Information Statement may become misleading.

The Company has revised the Preliminary Information Statement in Amendment No. 1 to expand its disclosure to address why additional shares are necessary to maintain current revenue growth trajectories, acquire inventory to meet growing demand, and to ensure adequate working capital. The Amendment No. 1 reflects that the Company is currently experiencing accelerated growth as a result of extensive promotional activities with its main retail partner, Costco Warehouse Stores, and as a result of the Company’s expanded Internet marketing activities. An increase in the number of authorized shares is necessary to acquire inventories to meet the growing level of demand for the Company's flagship medical alarm product called the MediPendant, and to ensure adequate working capital during the Company’s growth in order to pay its employees, monthly monitoring fees, and advertising. Without an increase in the authorized shares of the Company’s common stock, the Company's current revenue growth trajectory will be at risk as it would not be able to afford adequate working capital and acquire enough inventories to fulfill the growing level of demand for MediPendant. For example, as disclosed in the Original Filing, the Company recently placed an order for an additional 2,200 units of MediPendants from the factory in order to partially meet the continued growing demand, and the Company expects additional orders will need to be placed in the very near future as demand continues to accelerate.

Additionally, without an increase in the authorized shares the Company will likely not be able to maintain and/or grow its current level of positive operational cash flow and will not likely be able to continue its efforts to become current on periodic filings with the Commission. As was disclosed in 8-K filings with the Commission on February 8, 2013 and February 13, 2013, announced in the Company’s recent press releases of April 3, 2013 and of April 29, 2013, and disclosed in the Original Filing, the Company is now operating on a positive operating cash flow basis due to the strong growth it has realized in sales of its unique medical alarm products. Furthermore, the Company plans to emerge as a profitable, growing company over the next few months if the Amendment becomes effective and the number of authorized shares of Common Stock has been increased as provided for in the Authorized Share Increase. The Company has revised the Preliminary Information Statement in Amendment No. 1 to expand its disclosure to address why additional shares are necessary to meet regulatory requirements and disclosed in the Amendment No. 1 that the Company intends to use part of the proceeds from the private placement to pay for related and continued fees and costs of retaining legal, accounting and auditing services to assist the Company to prepare and file all delinquent reports including three Form 10-Qs and one Form 10-K for each year delinquent, in order to become current in its Securities Exchange Act reporting. By way of example, as announced in the Company’s recent press releases of April 10, 2013 and of April 19, 2013, and disclosed in the Form 8-K the Company filed with the Security and Exchange Commission on April 9, 2013, the Company engaged Paritz & Company, P.A. as its new independent registered public accounting firm on April 8, 2013. Paritz & Company, P.A. is currently working on the audit of the Company. As also disclosed in the Original Filing, the Company recently hired new corporate counsel and new accounting professionals to assist the management of the Company in completing its Form 10-Q and Form 10-K filings with the Securities and Exchange Commission 10-Q in order to return the Company to fully reporting status. As a result of this progress, the Company intends to have all of its delinquent quarterly and annual reports filed with the Securities and Exchange Commission by July 31, 2013.

U.S. Securities and Exchange Commission
May 1, 2013

In response to the Staff’s comments, the Company expanded on the disclosures it made in the Original Filing in the Amendment No. 1. Accordingly, the Company has revised the Preliminary Information Statement to include a Cautionary Statement Concerning Forward-Looking Information in the Amendment No. 1.

4. It appears that this proposal to increase your authorized common stock is a result of your private placement. Therefore, please revise your information statement to provide all of the information required by Item 11 of Schedule 14A including, if applicable, Item 13(a). Alternatively, tell us in your response letter why you believe you are not required to provide this information. See Item 1 of Schedule 14C and Note A of Schedule 14A.

Response No. 4

The Company carefully considered the disclosure required by Items 11 and 13(a) of Schedule 14A in preparing and filing the Preliminary Information Statement and determined that no changes to the existing disclosures, as modified by Amendment No. 1, are required. Amendment No. 1 identifies the title and amount of securities to be authorized, which securities are additional shares of common stock of a class that is already outstanding.

As for the disclosure and information that might be required by Item 13(a) of Schedule 14A, we note that such information is not material in this instance given that, as noted above, the matter to be acted upon is the authorization of common stock otherwise than in an exchange, merger, consolidation, acquisition of similar transaction.

U.S. Securities and Exchange Commission
May 1, 2013

Please also be advised that the company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope the preceding information is responsive to the Staff’s comments contained in SEC Comment Letter. Please call me or write to me should you or your staff have any questions or comments regarding this response. My email address is ronnie@medalarmco.com and my direct telephone number is (877) 498-2929.

Respectfully submitted,

MEDICAL ALARM CONCEPTS HOLDINGS, INC.

/s/ Ronald Adams
Ronald Adams
CEO

cc:	Willa Qian, Esq. Alan S. Gutterman, Esq.